UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

GTSI Corp. (GTSI)
________________________________________________________________________________
                                (Name of Issuer)

	Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)

	36238K
________________________________________________________________________________
                                 (CUSIP Number)

	Mr. Richard L. Seidenwurm, Esq.
	Solomon Ward Seidenwurm & Smith, LLP
	401 B Street, Suite 1200
	San Diego, California 92101
	(619) 231-0303
________________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

	December 3, 2002

________________________________________________________________________________
             (Date of Event which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                              13D                     Page   of   Pages


________________________________________________________________________________
1.   Name of Reporting Persons:  Linwood A. Lacy, Jr.
     I.R.S. Identification Nos. of above persons (entities only).


________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [_]
________________________________________________________________________________
3.   SEC Use Only:

________________________________________________________________________________
4.   Source of Funds (See Instructions):  PF

________________________________________________________________________________
5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

________________________________________________________________________________
6.   Citizenship or Place of Organization:  United States of America

________________________________________________________________________________
               7.   Sole Voting Power
  NUMBER OF         23.02%
   SHARES      _________________________________________________________________
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           None
    EACH       _________________________________________________________________
  REPORTING    9.   Sole Dispositive Power
   PERSON           23.02%
    WITH       _________________________________________________________________
               10.  Shared Dispositive Power
                    None
________________________________________________________________________________
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
	1,922,400
________________________________________________________________________________
12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
________________________________________________________________________________
13.  Percent of Class Represented by Amount in Row (11)
	23.02%
________________________________________________________________________________
14.  Type of Reporting Person (See Instructions):  IN

________________________________________________________________________________

CUSIP No.                              13D                   Page    of    Pages


________________________________________________________________________________
Item 1. Security and Issuer. This statement relates to the common stock of GTSI Corp. ("GTSI"), located at 3901 Stonecraft Boulevard, Chantilly, Virginia 20151-0808.
________________________________________________________________________________
Item 2.  Identity and Background.

     (a) Linwood A. Lacy, Jr.

     (b) 2304 Cranborne Road, Midlothian, Virginia 23113-3862

(c) 	Mr. Lacy is a self-employed investor.  Mr. Lacy's principal place of
	of business is 2304 Cranborne Road, Midlothian, Virginia 23113-3862.

(d) 	During the last five years, Mr. Lacy has not been convicted in any criminal proceeding.

(e) 	During the last five years, Mr. Lacy has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, accordingly, has not been the subject of any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws or finding any violation with respect to such laws.

     (f) United States of America


This Amendment No. 3 amends and supplements the statements of Linwood A. Lacy, Jr. contained in Schedule 13D filed on October 30, 2000, Amendment No. 1 to the original Schedule 13D filed on December 22, 2000, and Amendment No. 2 to the original Schedule 13D filed on December 27, 2000. Capitalized terms used
Schedule 13D.

________________________________________________________________________________
Item 4. 	Purpose of Transaction.  Mr. Lacy acquired his shares of common stock of GTSI for investment purposes.  The sales reported in this Amendment
No. 3 were for portfolio diversification and tax planning purposes. Mr. Lacy may purchase or sell additional shares of common stock from time to time, depending on his assessment of their value at that time. Except as provided in the foregoing sentence, Mr. Lacy has no plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer.

(b)	An extraordinary corporate transaction, such as a merger,
reorganization or liquidation, involving the issuer or any of its subsidiaries.

     (c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries.

     (d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

     (e)	Any material change in the present capitalization or dividend policy of the issuer.

     (f)	Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940.

     (g)	Changes in the issuer's charter, bylaws or instruments
                corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person.

     (h)	Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association.

     (i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)	Any action similar to any of those enumerated above.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

(a)	Mr. Lacy directly owns 1,922,400 shares of the common stock of GTSI, representing 23.02% of the outstanding shares of that class of stock.

(b)	Mr. Lacy has the sole power to vote or direct the vote, or to dispose or to direct the disposition of 1,922,400 shares of common stock of GTSI. Mr. Lacy does not share the foregoing powers with any other person.

(c)	During the past 60 days, Mr. Lacy has made the following transactions in the class of securities reported:

	12/03/02: 17,000 shares of common stock, sold in the open market at an average price of $14.5352;

	12/04/02: 58,200 shares of common stock, sold in the open market at an average price of $14.7012 per share;

	12/05/02: 14,300 shares of common stock, sold in the open market at an average price of $14.7423 per share.

(d) 	No other person is known to have the right to receive, or the power to direct the receipt of dividends from or the proceeds from the sale of, the common stock to which this Schedule 13D relates.

     (e)  Not applicable.



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


							December 6, 2002
                                        ----------------------------------------
                                                         (Date)


						/s/ Linwood A. Lacy, Jr.
                                        ----------------------------------------
                                                       (Signature)


						Linwood A. Lacy, Jr.
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).